UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

For Immediate Release

SQM REPORTS EARNINGS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Highlights

•	SQM reported net income(1) for the three months ended March 31, 2020 of US$45.0 million, compared to US$80.5 million in same period of 2019.

•	Revenues for the three months ended March 31, 2020 were US$392.0 million.

•	Adjusted EBITDA(2) margin for the first three months of 2020 reached 33.9%.

•	Earnings per share totaled US$0.17 for the three months ended March 31, 2020.

•	SQM will hold a conference call to discuss these results on Wednesday, May 20, at 12:00pm ET (12:00pm Chile time).

Participant Dial-In (Toll Free):	1-855-238-1018

Participant International Dial-In:	1-412-542-4107

Webcast:	https://services.choruscall.com/links/sqm200520.html

Santiago, Chile. May 19, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the three months ended March 31, 2020 of US$45.0 million (US$0.17 per share), a decrease from US$80.5 million (US$0.31 per share) reported for the three months ended March 31, 2019. Gross profit reached US$107.7 million (27.5% of revenues) for the three months ended March 31, 2020, compared to US$145.5 million (28.9% of revenues) recorded for the three months ended March 31, 2019. Revenues totaled US$392.0 million for the three months ended March 31, 2020, representing a decrease of 22.3% compared to US$504.2 reported for the three months ended March 31, 2019.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our sales during the first quarter of this year were significantly impacted by the COVID-19 pandemic, and it is reasonable to expect that, along with the rest of the world, we will continue to see impacts. Our first concern is, and has always been, the well-being and safety of our employees and their families, as well as our neighboring communities. Early on, with the help of experts in the field, we implemented several measures, accommodating and changing the way in which we work in an effort to safeguard the health of all of our employees and collaborators. As a result of these efforts, we have been able to continue to operate at normal levels over the past months. At the same time, we have been working with our neighboring communities to provide them support during these difficult times.”

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Mr. Ramos continued, “We reported earnings for the three months ended March 31, 2020 of US$45 million, lower than what we reported for the same period last year, primarily as a result of the expected lower average lithium prices. This quarter, average lithium prices were almost 50% lower than average prices seen during the same period last year. Furthermore, the COVID-19 pandemic limited our ability to sell during the end of the first quarter, particularly in the lithium market, as Asian markets were heavily affected during the first months of this year. On the other hand, average iodine prices were over 25% higher than average prices reported during the same period last year.”

“Current global economy conditions are uncertain, making it difficult to predict the future supply and demand of the markets in which we participate. As a result, there is a chance the sales volumes and average prices we previously estimated for all of our business lines may vary. However, we believe that our sales volumes should be higher in the remaining quarters of 2020, especially in the lithium business line. We have seen some markets starting to get back to normal levels of activity while in some others, the economic activity continues at weaker levels. Fertilizers have been declared essential in most places, and the demand of some of the products that we produce and sell may not be significantly impacted by the pandemic.”

Mr. Ramos concluded by saying, “We have always maintained a strong balance sheet to allow us to react to opportunities and challenges; we reported a cash position of approximately US$1.4 billion dollars. In April, we paid back a bond of US$250 million, and our next relevant maturity is not due until April 2023. Our dividend policy, while it aims to maximize returns to investors, also considers important ratios to ensure a healthy cash position. Our capex plan for 2020 has been adjusted to US$350 million”.

Segment Analysis

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$65.3 million during the three months ended March 31, 2020, a decrease of 57.9% compared to US$155.0 million for the three months ended March 31, 2019.

Lithium and Derivatives Sales Volumes and Revenues:

		3M2020	3M2019	2020/2019
Lithium and Derivatives	Th. MT	8.6	10.6	-2.1	-19%
Lithium and Derivatives Revenues	MUS$	65.3	155.0	-89.7	-58%

The price trend seen over the past few quarters continued in the first quarter 2020 with average prices for the three months ended March 31, 2020, approximately 16% lower than average prices reported during the fourth quarter of 2019.

We believe that the fundamentals behind long-term demand growth in the lithium industry are stronger than ever, as numerous automakers around the world are fully committed to the electrification of their fleets. We believe that demand in 2020 will be impacted by the COVID-19 pandemic, and that 2020 market demand could be similar to levels seen last year. As of today, and amidst much uncertainty, we expect to increase our market share during 2020, increasing sales volumes compared to last year.

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Our strong balance sheet and firm commitment to the lithium market allows us to continue moving forward with our capacity expansion plans in lithium carbonate and lithium hydroxide, and to date, expect to finalize both projects by the end of 2021.

Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 12% of SQM’s consolidated gross profit for the three months ended March 31, 2020.

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the three months ended March 31, 2020 totaled US$165.1 million, a decrease of 10.5% compared to US$184.5 million reported for the three months ended March 31, 2019.

Specialty Plant Nutrition Sales Volumes and Revenues:

		3M2020	3M2019	2020/2019
Specialty Plant Nutrition Total Volumes	Th. MT	233.6	255.8	-22.2	-9%
Sodium Nitrate	Th. MT	6.8	9.5	-2.7	-28%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	138.3	165.9	-27.6	17%
Specialty Blends	Th. MT	45.7	42.7	2.9	7%
Other specialty plant nutrients (*)	Th. MT	42.8	37.6	5.2	14%
Specialty Plant Nutrition Revenues	MUS$	165.1	184.5	-19.4	11%

*Includes trading of other specialty fertilizers.

The fertilizer industry in some geographical markets has been deemed an essential industry during the COVID-19 outbreak. This could help minimize the economic impacts related to COVID-19 on the fertilizer market. However, it is reasonable to believe that demand growth in the water-soluble potassium nitrate market, a premium fertilizer, will not reach the original expectations of 5-6%. Average prices in this business line also dropped approximately 4% during the first quarter of 2020, compared to the fourth quarter 2019.

SPN gross profit accounted for approximately 36% of SQM’s consolidated gross profit for the three months ended March 31, 2020.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2020 were US$97.8 million, an increase of 2.0% compared to US$95.8 million generated for the three months ended March 31, 2019.

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Iodine and Derivative Sales Volumes and Revenues:

		3M2020	3M2019	2020/2019
Iodine and Derivatives	Th. MT	2.8	3.5	-0.7	-20%
Iodine and Derivatives Revenues	MUS$	97.8	95.8	1.9	2%

Higher iodine revenues were the result of higher prices during the first three months of 2020, when average prices reached approximately US$35 per kilogram. These higher average prices fully offset lower sales volumes reported during the same period. We have also seen a negative impact from COVID-19 on iodine demand, especially in the x-ray contrast media segments, where some medical exams have been delayed, and in the LCD/LED segments. While we cannot say with certainty our sales volumes or price expectations for the year, it is reasonable to believe that our sales volumes will be lower than levels reported during 2019.

Gross profit for the Iodine and Derivatives segment accounted for approximately 45% of SQM’s consolidated gross profit for the three months ended March 31, 2020.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2020 totaled US$43.3 million, a slight 1.8% decrease compared to the US$44.1 million reported for the three months ended March 31, 2019.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		3M2020	3M2019	2020/2019
Potassium Chloride and Potassium Sulfate	Th. MT	129.0	124.6	4.4	4%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	43.3	44.1	-0.8	-2%

Sales volumes of potassium chloride and potassium sulfate for the three months ended March 31, 2020 totaled approximately 129,000 metric tons, representing a 3.5% increase compared to the same period last year. Average prices for the first three months of 2020 were just over 5% lower than prices reported during the first quarter of 2019.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 4% of SQM’s consolidated gross profit for the three months ended March 31, 2020.

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Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2020 amounted to US$14.6 million, a 13.6% decrease compared to US$17.0 million for the three months ended March 31, 2019.

Industrial Chemicals Sales Volumes and Revenues:

		3M2020	3M2019	2020/2019
Industrial Nitrates	Th. MT	18.7	21.1	-2.4	-12%
Industrial Chemicals Revenues	MUS$	14.6	17.0	-2.3	-14%

Our lower revenues in this business line were a result of lower sales volumes. In recent weeks, we began supplying a very large CSP project in the Middle East with the expected 2020 sales volumes of approximately 150,000 MT.

Gross profit for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross profit for the three months ended March 31, 2020.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$5.9 million for the three months ended March 31, 2020, a decrease compared to US$7.8 million for the three months ended March 31, 2019.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$234.6 million for the three months ended March 31, 2020, a decrease of 24.0% compared to US$308.6 million for the same period in 2019.

Administrative Expenses

Administrative expenses totaled US$24.5 million (6.3% of revenues) for the three months ended March 31, 2020, compared to US$26.5 million (5.3% of revenues) for the three months ended March 31, 2019.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2020 were US$16.3 million, compared to US$12.4 million for the three months ended March 31, 2019.

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Income Tax Expense

For the three months ended March 31, 2020, the income tax expense reached US$20.6 million, representing an effective tax rate of 31.2%, compared to an income tax expense of US$31.9 million during the three months ended March 31, 2019. The Chilean corporate tax rate was 27.0% in 2020 and 2019.

Adjusted EBITDA

Adjusted EBITDA for the three months ended March 31, 2020 was US$132.9 million (Adjusted EBITDA margin of 33.9%), compared to US$169.2 million (Adjusted EBITDA margin of 33.6%) for the three months ended March 31, 2019.

Notes:

1.	Net income refers to the comprehensive income attributable to controlling interests.
2.	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.
3.	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
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Consolidated Statement of Financial Position

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2020	2019

Total Current Assets	3,020.8	2,682.2
Cash and cash equivalents	727.6	588.5
Other current financial assets	677.7	505.5
Accounts receivable (1)	426.1	460.4
Inventory	1,041.4	983.3
Others	148.0	144.4

Total Non-current Assets	2,012.8	2,002.0
Other non-current financial assets	4.1	8.8
Investments in related companies	106.3	109.4
Property, plant and equipment	1,591.5	1,569.9
Other Non-current Assets	310.9	313.9

Total Assets	5,033.6	4,684.2

Total Current Liabilities	932.2	776.8
Short-term debt	460.0	291.1
Others	472.2	485.7

Total Long-Term Liabilities	1,990.9	1,772.9
Long-term debt	1,712.3	1,488.7
Others	278.6	284.2

Shareholders' Equity before Minority Interest	2,065.9	2,086.3

Minority Interest	44.6	48.2

Total Shareholders' Equity	2,110.4	2,134.5

Total Liabilities & Shareholders' Equity	5,033.6	4,684.2

Liquidity (2)	3.2	3.5

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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Consolidated Statement of Income

	For the 1st quarter		For the three months ended Mar. 31,
(US$ Millions)
	2020	2019	2020	2019

Revenues	392.0	504.2	392.0	504.2

Lithium and Lithium Derivatives	65.3	155.0	65.3	155.0
Specialty Plant Nutrition (1)	165.1	184.5	165.1	184.5
Iodine and Iodine Derivatives	97.8	95.8	97.8	95.8
Potassium Chloride & Potassium Sulfate	43.3	44.1	43.3	44.1
Industrial Chemicals	14.6	17.0	14.6	17.0
Other Income	5.9	7.8	5.9	7.8

Cost of Goods Sold	(234.6)	(308.6)	(234.6)	(308.6)
Depreciation and Amortization	(49.7)	(50.2)	(49.7)	(50.2)

Gross Profit	107.7	145.5	107.7	145.5

Administrative Expenses	(24.5)	(26.5)	(24.5)	(26.5)
Financial Expenses	(23.1)	(18.3)	(23.1)	(18.3)
Financial Income	6.8	5.9	6.8	5.9
Exchange Difference	(2.7)	3.8	(2.7)	3.8
Other	1.8	2.4	1.8	2.4

Income Before Taxes	66.0	112.9	66.0	112.9

Income Tax	(20.6)	(31.9)	(20.6)	(31.9)

Net Income before minority interest	45.5	81.0	45.5	81.0

Minority Interest	(0.5)	(0.5)	(0.5)	(0.5)

Net Income	45.0	80.5	45.0	80.5
Net Income per Share (US$)	0.17	0.31	0.17	0.31

(1) Includes other specialty fertilizers

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About SQM

SQM is a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by producing high-quality products and promoting a high- quality culture to meet the dynamic and changing requirements of our customers.

We are a company built and managed by people committed to excellence, safety and integrity. We work every day to build a culture of excellence by encouraging and promoting creativity, agility and innovation in the workplace and ensuring equality of opportunities, inclusion and diversity. We seek to create opportunities for professional development so that people achieve their maximum potential. We make ongoing efforts to meet the high standards of integrity described in our code of ethics while actively identifying and implementing ideas to better meet these standards. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We participate in the development of the well-being of local communities by supporting projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 19, 2020	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.